SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Call 3Q25 This presentation was prepared by Ambev S.A. (“Ambev” or “Company”) for the exclusive use in the earnings conference call of the third quarter of 2025 (3Q25). This presentation should not be considered as a complete document and should be analyzed together with the Company’s quarterly information form (ITR/6-K) for the third quarter and the respective press release, both available on the U.S. Securities and Exchange Commission –SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev’s shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis ofthe information contained herein. This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2024 (3Q24). Values in this release may not add up due to rounding. 3Q25 Operating Performance highlights 3Q25 Delivery +8% EPS growth EBITDA growth with margin expansion Net revenue grew with resilient NR/hl up 7% Strong brand health across key markets 2025 Year-to-date perspective +7% EPS growth Cash COGS/hl grew below NR/hl EBITDA growth with margin expansion Topline growth with resilient NR/hl +Share buyback program of R$2.5 billion Growth strategy Growth strategy Lead the beer category Growth strategy Shape new avenues of growth Balanced choices ahead of total volume Core brands resilient with higher industry sensitivity Premium & Super Premium volumes up more than 9% Growth strategy Growth strategy bees Ze delivery • ZéDelivery GMV +7% • +9% AOV • BEESMarketplace strong momentum • BRL 8.0 billion annualized GMV Digital ecosystem powering insights and growth More assertive and data-driven decisions Elasticity insights by brand, pack and customer Improved distribution and production efficiency Growth strategy Growth strategy Cost discipline continues to be essential Efficiency efforts offset expected cost pressure Resources freed up to invest in our business CAC¹ +8.5% +270 bps 18% EBITDA contribution LAS¹ +4.6% -100 bps 14% EBITDA contribution CANADA¹ +2.0% +70 bps 12% EBITDA contribution BRAZIL BEER¹ +0.1% +80 bps 48% EBITDA contribution BRAZIL NAB¹ +6.1% +150 bps 8% EBITDA contribution Disciplined execution delivering results EBITDA EBITDA Mg Note: ¹3Q25 EBITDA & percentage contribution • Industry softness continued • Situational and structural factors • Category equity improved BU Brazil Beer CATEGORY INSIGHTS situational • Consumer purchasing power remained under pressure 2 1• Weather: colder-than-normal winter BU Brazil Beer Fewer occasions, particularly in the on-trade structural 1• Easy-to-drink beers 2• Sweeter beverages 3• Balanced lifestyle BU Brazil Beer Potential trends that can turn into structural drivers • Volume decline 100% explained by industry • Improved brand equity • Gained market share across all relevant segments • Core down low-teens³ & price relativity improved • Premium & Super Premium highest share levels since 2015² • Balanced choices maintainedmomentum Note: ¹Excluding non-Ambev marketplace products ²According to our estimates ³From 10.1% to 13.3% BU Brazil Beer Volume -7.7% | NR/hl¹ +5.7% Volume -8.6% | NR/hl +10.0% BU Brazil NAB • CSD industry decelerated • Market share stable to slightly down¹ • NR/hl above inflation • No-sugar portfolio up double digits² Note: ¹ According to our estimates ² From 10.0% to 19.9% BU LAS ARGENTINA Volume -0.8% | NR/hl¹+10.0% • Challenging consumption environment • Beer volumes down mid-single digits² • Brand equity remained stable Note: ¹Excluding non-Ambev marketplace products ²From 3.4% to 6.6% Dominican Republic BU CAC Volume +1.3% | NR/hl¹+1.4% • Operating environment improved sequentially • Beer share of throat increased2 • Healthier price relativity across categories • Presidente strengthened equity and reinforced leadership Note: ¹Excluding non-Ambev marketplace products ²According to our estimates Bu canada Volume -2.0% | NR/hl¹+2.0% • Beer industry declined mid-single digits³ • Outperformed the industry in beer and beyond2 • Ontario continued to grow • Michelob Ultra, Busch and Corona among top 5 volume share gainers2 Note: ¹Excluding non-Ambev marketplace products ²According to our estimates ³From 3.4% to 6.6% 3Q25 Financial Performance Investing in our business Free up resources for our business and brands Disciplined cost management Focused on maximizing return on investments EBITDA margin expansion in most of our BUs NORMALIZED Net income 3q 2025 Normalized net income q3 2024 Normalized ebitda Depreciation and amortization Net finance results Share of result of associates Income Tax expense Normalized net income q3 2025 +7% 3.58 0.00 0.13 0.58 3.84 -0.04 -0.40 (BRL billion) NORMALIZED Net income 3q 2025 Normalized net income q3 2024 Normalized ebitda Depreciation and amortization Net finance results Share of result of associates Income Tax expense Normalized net income q3 2025 3.58 0.00 0.13 -0.40 0.58 3.84 -0.04 • FX carry costs in Brazil • FX cost of sourcing in Bolivia (BRL billion) NORMALIZED Net income 3q 2025 Normalized net income q3 2024 Normalized ebitda Depreciation and amortization Net finance results Share of result of associates Income Tax expense Normalized net income q3 2025 3.58 0.00 0.13 -0.40 0.58 3.84 -0.04 • ETR: 6.7% compared to 23.6% in 3Q24 (BRL billion) NORMALIZED Net income 3q 2025 Normalized net income q3 2024 Normalized ebitda Depreciation and amortization Net finance results Share of result of associates Income Tax expense Normalized net income q3 2025 3.58 0.00 0.13 -0.40 0.58 3.84 -0.04 1. Tax amnesty partial reduction 2. Fiscal incentives 3. Barbados divestment (BRL billion) 3q 2025 cashflow Cash & cash Equivalents JUN’25 operating investing financing Exchange rates fluctuations Cash & cash Equivalents sep’25 16.4 6.9 -1.2 -0.6 18.3 (BRL billion) -3.2 Committed to returning cash to shareholders R$ 6 billion in dividends announced year-to-date Share buyback program of R$2.5 billion approved 2026 FIFA World Cup connecting passions Well positioned to close the year Thank you very much Q&A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer